Exhibit 99.1

Uranium Royalty Corp. Announces U.S. $30 Million Bought Deal Financing

Vancouver, British Columbia, Canada, October 10, 2023 – Uranium Royalty Corp. (NASDAQ: UROY, TSX: URC) (“URC” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters, led by BMO Capital Markets as sole bookrunner, under which the underwriters have agreed to purchase, on a bought deal basis, 10,205,000 common shares (the “Common Shares”), at a price of U.S.$2.94 (the current approximate equivalent of C$4.00 per Common Share), for gross proceeds of approximately U.S.$30 million (the “Offering”). The Company has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The Offering is expected to close on or about October 17, 2023 and is subject to the Company receiving all necessary regulatory approvals.

The Company currently intends to use the net proceeds of the Offering primarily to fund future purchases of physical uranium, implement its growth strategy through future acquisitions of royalties, streams, physical uranium and similar interests, and for other general working capital purposes.

The Common Shares will be offered by way of a prospectus supplement in all of the provinces and territories of Canada, other than Quebec, pursuant to the Company’s base shelf prospectus dated July 20, 2023, and will be offered in the United States pursuant to an effective registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system (File No. 333-272534). Such documents contain important information about the Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through trading of physical uranium.

Contact:	Corporate Office:

Scott Melbye – Chief Executive Officer	1188 West Georgia Street, Suite 1830,
Email: smelbye@uraniumroyalty.com	Vancouver, BC, V6E 4A2
Phone: 604.396.8222
Investor Relations:

Toll Free: 1.855.396.8222
Email: info@uraniumroyalty.com
Website: www.UraniumRoyalty.com

Forward Looking Information

Certain statements in this news release may constitute “forward-looking information”, including those regarding the terms of the Offering and the expected completion and use of proceeds thereof, which ultimately remains the subject of the Company’s discretion. Forward-looking information includes statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward- looking information, including, without limitation, risks inherent to royalty companies, any inability to satisfy the conditions of the offering, including receipt of requisite regulatory approvals, market conditions, share price, uranium price volatility and risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.